

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 1 5 2002
WASH. D.C.
164
SECTION

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2002

Liquidation World Inc.
(Translation of registrant's name into English)

3900 - 29th Street N.E., Calgary, Alberta, T1Y 6B6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No ✓


LIQUIDATION
WORLD
LiquidationWorld.com

News Release

For Immediate Release
April 9, 2002 – Calgary, Alberta

Liquidation World Announces Second Quarter Revenue

Liquidation World Inc. (LQW – TSE; LIQWF – Nasdaq) announces revenue for the Second Quarter, the thirteen weeks ended April 7, 2002, totaled $42.4 million, a 6% decrease from $45.0 million during the corresponding period in 2001.

On a cumulative basis, revenue for the first two quarters of 2002 totaled $91.1 million, a 3% decrease from $93.9 million during the 26 weeks ended April 1, 2001.

Complete financial results of the second quarter of the 2001 fiscal year will be announced mid-May 2002.

About Liquidation World

Liquidation World offers a uniquely diversified menu of solutions for organizations with asset recovery issues. Services include auctions, reverse logistics and processing, store closure sales management, turnaround consulting, and retail liquidations of consumer merchandise through 94 outlets across North America. Liquidation World solves asset recovery problems, in a professional manner, for banks, trustees, insurance companies, manufacturers and other organizations. Liquidation World opened its first retail outlet in 1986 and is now the largest liquidator in Canada, with more than 1,600 employees in outlets and offices across Canada and the United States.

For more information, please contact:
Mr. Dale Gillespie, President & C.E.O.
Mr. Andrew Searby, CA, Chief Financial Officer
E-mail: investorinfo@liquidationworld.com
Website: www.liquidationworld.com
Telephone: (403) 250-1222
Fax: (403) 291-1306

Symbol: TSE - "LQW" and NASDAQ - "LIQWF"
For the Month: April, 2002
Date: May 1, 2002

OUTSTANDING STOCK OPTION SUMMARY

Pursuant To Stock Option Plan

Opening Stock Option Balance, April, 2002	18,750
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance Stock Option Plan	18,750

Pursuant To 1996 Stock Option Plan

Opening Stock Option Balance, April, 2002	84,250
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1996 Stock Option Plan	84,250

Pursuant To 1997 Stock Option Plan

Opening Stock Option Balance, April, 2002	198,900
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1997 Stock Option Plan	198,900

Pursuant To 1998 Stock Option Plan

Opening Stock Option Balance, April, 2002	82,650
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1998 Stock Option Plan	82,650

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereinto duly authorized.

Liquidation World Inc.
(Registrant)

Date May 1, 2002

By 

Andrew Searby, C.A.
Chief Financial Officer